Investor Presentation First Quarter 2021 Nasdaq: OCSL Filed by Oaktree Specialty Lending Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934 Subject Company: Oaktree Strategic Income Corporation File No. of Related Registration Statement: 333-250891

Forward Looking Statements & Legal Disclosures Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of Oaktree Strategic Income Corporation (“OCSI”) with and into OCSL on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSI with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of OCSL and OCSI has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of OCSL and OCSI and a prospectus of OCSL (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of OCSL and OCSI on or about January 21, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSL AND OCSI ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSL, OCSI, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com, and, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com. Participants in the Solicitation OCSL and OCSI and their respective directors, certain of their respective executive officers and certain other members of management and employees of Oaktree Fund Advisors, LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of OCSL and OCSI in connection with the Proposals. Information about the directors and executive officers of OCSL and OCSI is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSL and OCSI stockholders in connection with the Mergers is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of December 31, 2020.

Forward Looking Statements & Legal Disclosures (continued) Calculation of Assets Under Management References to total "assets under management" or "AUM" represent assets managed by Oaktree and a proportionate amount of the AUM reported by DoubleLine Capital LP ("DoubleLine Capital"), in which Oaktree owns a 20% minority interest. Oaktree's methodology for calculating AUM includes (i) the net asset value (“NAV”) of assets managed directly by Oaktree, (ii) the leverage on which management fees are charged, (iii) undrawn capital that Oaktree is entitled to call from investors in Oaktree funds pursuant to their capital commitments, (iv) for collateralized loan obligation vehicles ("CLOs"), the aggregate par value of collateral assets and principal cash, (v) for publicly-traded business development companies, gross assets (including assets acquired with leverage), net of cash, and (vi) Oaktree's pro rata portion (20%) of the AUM reported by DoubleLine Capital. This calculation of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts managed and is not calculated pursuant to regulatory definitions.

Managed by Oaktree: A Leading Global Alternative Asset Manager ($ in billions) Investment Areas (by AUM)3 Founded in 1995, Oaktree is a leading global investment management firm focused on credit investing Assets under management of $148 billion1 in contrarian, value-oriented, risk-controlled investment strategies across a variety of asset classes Manages assets for a wide variety of clients including many of the most significant investors in the world As of December 31, 2020 1Includes Oaktree’s proportionate amount of DoubleLine Capital AUM resulting from its 20% minority interest therein. See Forward Looking Statements & Legal Disclosures section for important information regarding Oaktree’s calculation methodology for assets under management. 2Includes offices of affiliates of Oaktree-managed funds in Amsterdam, Luxembourg and Dublin. Oaktree is headquartered in Los Angeles. 3Excludes amount of DoubleLine Capital AUM. Global Footprint2 Los Angeles New York Stamford Paris London Amsterdam Frankfurt Singapore Tokyo Hong Kong Beijing Seoul Luxembourg Shanghai Dubai Dublin Houston Sydney Over 1,000 professionals in 19 cities and 14 countries credit $81.5 private equity $15.1 real assets $15.2 listed equities $8.9 ($ in billions) Historical Assets Under Management1 Helsinki

Trusted partner to financial sponsors and management teams based on long-term commitment and focus on lending across economic cycles The Oaktree Advantage scale track record flexibility relationships An “all weather” portfolio management approach demonstrated across market cycles $148 billion in assets under management; $82 billion in credit strategies Expertise to structure comprehensive, flexible and creative credit solutions for companies of all sizes across numerous industry sectors Access to proprietary deal flow and first look at investment opportunities Premier credit manager and a leader among alternative investment managers for more than 20 years As of December 31, 2020 Over $23 billion invested in more than 400 directly originated loans since 2005 Long history of private credit investing Capacity to invest in large deals and to sole underwrite transactions A deep and broad credit platform drawing from more than 250 highly experienced investment professionals with significant origination, structuring and underwriting expertise Strong market presence and established relationships with many sources of investment opportunities – private equity sponsors, capital raising advisers and borrowers Active investor in periods of market strength and distress

Experienced Management Team OCSL is supported by Strategic Credit team of over 20 tenured investment professionals located in Los Angeles, New York and London Mel Carlisle, Chief Financial Officer & Treasurer Managing Director, Head of Oaktree’s Distressed Debt and Strategic Credit Fund Accounting Groups 24-year career with Oaktree Prior experience includes public accounting at PwC and fund accounting at TCW Group, Inc. Kim Larin, Chief Compliance Officer Managing Director, Oaktree’s Deputy Chief Compliance Officer 17-year career with Oaktree Chief Compliance Officer of the Oaktree Mutual Funds Armen Panossian, Chief Executive Officer & Chief Investment Officer Managing Director, Portfolio Manager of Oaktree’s Strategic Credit Strategy and Oaktree’s Head of Performing Credit Joined Oaktree in 2007 as a senior member of its Distressed Debt investment team Previously Portfolio Manager of Oaktree’s U.S. Senior Loan group and led the launch of Oaktree’s CLO business Experience investing across market cycles in performing and stressed asset classes Matt Pendo, President & Chief Operating Officer Managing Director, Head of Oaktree’s Corporate Development and Capital Markets Joined Oaktree in 2015 CIO of TARP (Troubled Asset Relief Program) of the U.S. Department of the Treasury 30 years of investment banking experience at leading Wall Street firms As of December 31, 2020

Oaktree’s Investment Philosophy Emphasis on fundamental credit analysis, consistency and downside protection are key tenets of Oaktree’s investment philosophy, all of which are strongly aligned with the interests of Oaktree Specialty Lending shareholders Primacy of Risk Control Control primarily for risk, rather than return May underperform in the most bullish markets, but prudence across investing environments and limiting losses has been foremost in our investment approach over time and throughout cycles Avoid Losers & Winners Take Care of Themselves Avoidance of investments that could impair capital over long term Opportunistic generation of meaningfully higher return potential in certain environments Market Inefficiency The private credit market is a relatively less efficient, less well trafficked market, providing opportunities for incremental return relative to risk Willingness to invest and lend during times of market stress, when others are retreating Benefits Of Specialization Expertise in creative, efficient structuring and institutional knowledge of bankruptcies and restructurings enables a focus on risk control that competitors lack Emphasis On Consistency An emphasis on consistency is a core tenet of Oaktree’s investment philosophy and approach We allow the market to dictate opportunities; we need not rely on macro forecasts Selectivity Oaktree’s platform provides an extensive reach across credit markets providing access to deal flow and the ability to be highly selective Oaktree’s Underwriting Criteria and Investment Process Have Been Demonstrated Across Market Cycles

Oaktree’s Approach to Direct Lending Focus on proprietary investment opportunities as well as partnering with other lenders as appropriate Leverage the networks and relationships of Oaktree’s over 250 investment professionals Dedicated sourcing professionals are in continuous contact with private equity sponsors, management teams, capital raising advisors and corporations Focus on companies with resilient business models, strong underlying fundamentals, significant asset or enterprise value and seasoned management teams Leverage deep credit and deal structuring expertise to lend to companies that have unique needs, complex business models or specific business challenges Maintain discipline around fundamental credit analysis with a focus on downside protection Conduct extensive diligence on underlying collateral value whether cash flows, hard assets or intellectual property Leverage Oaktree’s significant expertise in identifying structural risks and developing creative solutions in an effort to enhance downside protection Limited experience and expertise of other lenders with credit agreements may reduce competition for certain opportunities Include covenant protections designed to ensure lenders can get back to the table and "stop the clock" before a deal reaches impairment Reduce the impact of individual investment risks by diversifying portfolios across industry sectors Monitor the portfolio on an ongoing basis to manage risk and take preemptive action to resolve potential problems Emphasis on Proprietary Deals Focus on High-quality Companies and Extensive Diligence Employ Innovative Loan Structures to Manage Risk Disciplined Portfolio Management

Market Environment Dictates Oaktree’s View on Optimal Portfolio Positioning Credit markets have continued to rally, fueled by improving economic conditions and consumer sentiment, the rollout of Covid-19 vaccines and the likelihood of continued government stimulus measures Middle market loan volumes – which were muted for much of 2020 – rebounded in the fourth calendar quarter, as pent-up demand drove new issuance Despite these encouraging signs, Oaktree continues to approach new investments with a defensive bias, as the economic strain produced by Covid-19 might be felt for several more quarters. Elevated unemployment and tepid GDP growth may persist, and now, more than ever, it is important to be wary of market exuberance and avoid taking on too much risk OCSL is well-positioned to invest in this environment given Oaktree’s demonstrated track record of investing across market cycles Portfolio Positioning Credit Market Environment Note:All expressions of opinion are subject to change without notice and are not intended to be a forecast of future events or results. Smaller Larger Smaller Larger More cyclical businesses at the bottom of a cycle More defensive More senior More junior loan size Indicates Oaktree’s evaluation of OCSL’s current positioning company size borrower profile seniority

Ability to Address a Wide Range of Borrower Needs Extensive, Global Credit Platform to Source Deal Flow Oaktree’s Extensive Origination Capabilities Strong market presence and established relationships with financial sponsors, management teams, capital raising advisors, banks and individual issuers Emphasis on proprietary deals: Frequent “first look” opportunities, well positioned for difficult and complex transactions Established reputation as a “go-to” source for borrowers, large and small, due to longstanding track record in direct lending; with over $23 billion invested in more than 400 directly originated loans since 20051 Extensive origination capabilities leads to greater ability to source quality investments 1As of December 31, 2020. Capability to invest across the capital structure Certainty to borrowers by seeking to provide fully underwritten finance commitments Capacity to fund large loans Expertise in performing credit, as well as restructuring and turnaround situations

Oaktree’s Credit Investment Process Source Leverage Oaktree’s global platform: Team of 250+ highly- experienced investment professionals Strong market presence and established relationships with financial sponsors, management teams and capital raising advisers Screen Using Investment Criteria Viability of long-term business model Capital structure characteristics Level of assets or enterprise value coverage Forecasted operating performance and liquidity profile Ability to enforce creditor rights Quality of management team and equity ownership Research Diligence opportunities utilizing internal and external resources Oaktree investment teams in the U.S. and abroad Third party experts and analysis Network of industry management teams Perform what-if analysis on a range of potential credit events for each credit Evaluate Assess each credit via robust, collaborative decision-making process Apply disciplined investment criteria Evaluate risk/reward with significant focus on downside risk Size investments at portfolio level across a variety of characteristics Monitor Monitor individual credits and portfolio positioning Execute buy/sell/hold decisions when: Credit event occurs Security becomes overvalued Opportunities with more attractive risk/reward profiles are identified

Corporate Highlights Provide customized, one-stop credit solutions to companies with limited access to public or syndicated capital markets Leverage the extensive firm-wide resources and expertise of Oaktree for originations, due diligence, and credit selection Provide complete and flexible capital solutions – first lien and second lien loans, unsecured and mezzanine loans, and preferred equity Companies across a variety of industries that possess resilient business models with strong underlying fundamentals Medium to larger middle-market companies, including those with unique needs or specific business challenges Businesses with significant asset or enterprise value and seasoned management teams Structure a diverse portfolio with high conviction investments positioned to generate attractive risk-adjusted returns across market cycles As of December 31, 2020 $1.7 billion in Total Investments 115 Portfolio Companies $1.8 billion 60% First Lien 25% Second Lien 7% Unsecured and Equity 7% Joint Venture Highlights Portfolio Total Assets Asset Type Ticker Nasdaq: OCSL Note:Numbers may not sum due to rounding. 1As of February 11, 2021. $865 million1 Market Cap.

Highlights for the Quarter Ended December 31, 2020 Net Asset Value $6.85 per share, up 5% from $6.49 per share as of September 30, 2020 and up 4% from $6.61 per share as of December 31, 2019 Quarterly increase primarily due to unrealized gains on debt investments and gains resulting from the realization of a non-core investment previously on non-accrual status Adjusted Net Investment Income1 $0.14 per share as compared with $0.17 per share for the quarter ended September 30, 2020 and $0.10 per share for the quarter ended December 31, 2019 The decrease from the prior quarter was primarily driven by lower one-time make-whole interest income from investments that were prepaid in the quarter ended September 30, 2020; the annual increase was driven by an increase in the overall size of the portfolio and lower interest expense resulting from lower LIBOR and interest expense savings from the issuance of the 2025 Notes and the subsequent repayment of the 2024 Notes and 2028 Notes GAAP net investment income was $0.07 per share, down as compared with $0.17 per share for the quarter ended September 30, 2020 and up as compared with $0.06 per share for the quarter ended December 31, 2019 Dividend Declared a cash distribution of $0.12 per share, an increase of 26% from one year ago; third consecutive quarter with a distribution increase Distribution will be payable on March 31, 2021 to stockholders of record as of March 15, 2021 Investment Activity $286 million of new investment commitments; 8.7% weighted average yield on new debt investments $242 million of new investment fundings2 and received $161 million of proceeds from prepayments, exits, other paydowns and sales, which had a weighted average yield of 7.8% Investment Portfolio $1.7 billion at fair value diversified across 115 portfolio companies 8.5% weighted average yield on debt investments, up as compared with 8.3% as of September 30, 2020 0.03% non-accruals at fair value in one portfolio company as of December 31, 2020; exited one investment that was previously on non-accrual status during the quarter Capital Structure & Liquidity 0.73x total debt to equity ratio; 0.70x net debt to equity ratio Strong liquidity with $24 million of cash and $400 million of undrawn capacity on credit facility; $198 million of unfunded commitments, $150 million of which are eligible to be drawn3 1See page 31 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Includes $103 million of unsettled purchases. 3Approximately $47.8 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones that must be met by portfolio companies.

Update on Pending Merger with OCSI OCSL – OCSI Merger Agreement Summary On October 28, 2020, the Company entered into an agreement to merge with OCSI, an affiliated business development company managed by Oaktree, with the Company as the surviving company Under the terms of the proposed merger, OCSI shareholders will receive an amount of the Company’s common stock with a NAV equal to the NAV of shares of OCSI common stock that they hold at the time of closing The combined company will trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market Recent Developments On January 19, 2021, the Company filed an amended registration statement on Form N-14, which included a joint proxy statement of the Company and OCSI and the Company’s prospectus. On January 21, 2021, the registration statement was declared effective by the SEC and the Company filed its final joint proxy statement/prospectus with the SEC, which was mailed on or about January 21, 2021 to the Company’s stockholders of record as of January 19, 2021 The Company’s annual meeting of stockholders and OCSI’s special meeting of stockholders are both scheduled for March 15, 2021 to vote on the matters described in the joint proxy statement/prospectus as required by the Merger Agreement The transaction is expected to close soon after the meetings of stockholders in March 2021, subject to stockholder approval and other customary closing conditions

Portfolio Summary as of December 31, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries2,3 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes negative EBITDA borrowers, investments in aviation subsidiaries, investments in structured products and recurring revenue software investments. 2Based on GICS sub-industry classification. 3Excludes multi-sector holdings, which is primarily composed of investments in Senior Loan Fund JV I LLC (“Kemper JV”), a joint venture that invests primarily in middle market and other corporate debt securities. $1.7 billion Total Investments 115 Portfolio Companies 8.5% Weighted Average Yield on Debt Investments $123 million Median Debt Portfolio Company EBITDA1 86% Senior Secured Debt Investments 0.03% Non-Accruals (At fair value)

Portfolio Diversity OCSL’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 23% Next 15 Investments 22% Remaining 89 Investments 48% Kemper JV 7% As of December 31, 2020 Note:Numbers may not sum due to rounding. 1 Based on GICS industry classification. Industry % of Portfolio Software 13.9% IT Services 9.8% Pharmaceuticals 6.9% Biotechnology 6.5% Health Care Providers & Services 6.0% Diversified Financial Services 4.2% Chemicals 4.2% Insurance 3.9% Personal Products 3.3% Oil, Gas & Consumable Fuels 3.1% Entertainment 3.0% Real Estate Management & Development 2.7% Remaining 25 Industries 25.2% Kemper JV 7.3% (As % of total portfolio at fair value)

Investment Activity New Investment Highlights (As % of new investment commitments; $ in millions) New Investment Composition ($ in millions) Historical Funded Originations and Exits Note:Numbers rounded to the nearest million or percentage point and may not sum as a result. 1New funded investments includes drawdowns on existing revolver commitments. Includes $103 million of unsettled purchases as of December 31, 2020. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 1 2 $286 million New Investment Commitments $242 million New Investment Fundings1 8.7% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $255 million New Investment Commitments in New Portfolio Companies $31 million New Investment Commitments in Existing Portfolio Companies

Investment Activity (continued) ($ in millions) New Investment Commitment Detail Security Type Market Quarter Investment Commitments Number of Deals First Lien Second Lien Unsecured & Other Private Placement Primary (Public) Secondary (Public) Avg. Secondary Purchase Price 2Q2020 $273 39 $210 $21 $42 $141 $58 $75 83% 3Q2020 $261 18 $177 $8 $76 $154 $71 $35 74% 4Q2020 $148 10 $123 $25 $0.5 $90 $57 $2 96% October $112 8 $69 $43 $ - $60 $49 $2 98% November 17 5 14 3 - 2 5 10 92% December 158 8 114 44 - 119 29 10 93% Total 1Q2021 $286 21 $196 $90 $ - $181 $84 $22 93% Note:Numbers may not sum due to rounding, excludes any positions originated, purchased and sold within the same quarter.

8% of Portfolio2 63% of Portfolio2 Note:Numbers may not sum due to rounding. 1Excludes OCSL’s equity investment in First Star Speir Aviation Limited. 2Excludes investments in the Kemper JV. Non-Core Investment Portfolio Detail Non-Core Investment Portfolio Characteristics Private Loans $61 million at fair value in four companies Average debt price: 96.4% Equity Investments1 $55 million at fair value in 21 companies and limited partnership interests in two third-party managed funds Exited a $0.5 million equity investment during the quarter; received $1.0 million of proceeds Aviation $9 million at fair value in one aircraft Received $4 million paydown during the quarter Non-Accruals $0.5 million at fair value in one company Investments in Edmentum, Inc. were repaid during the quarter; received $23 million of proceeds (At fair value; $ in millions) Non-Core Portfolio Composition Non-Core Portfolio Progression $125 Non-Core Portfolio: 86% reduction since September 30, 2017 (At fair value; $ in millions)

Joint Venture Summary ($ in millions; at fair value) ($ in millions) OCSL’s Joint Venture with Kemper Corporation Portfolio Summary Cash Flows & Distributions As of December 31, 2020 Note:Numbers may not sum due to rounding. 1Excludes interest paid on the joint venture’s subordinated notes. 2Includes unsettled trades. Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities Joint venture structure Equity ownership: 87.5% OCSL and 12.5% Kemper Shared voting control: 50% OCSL and 50% Kemper 12/31/20 9/30/20 6/30/20 3/31/20 Total Investments $313 $299 $291 $300 First Lien 93% 94% 94% 94% Second Lien & Other 7% 6% 6% 6% Number of Port. Companies 56 56 53 53 Average Investment Size $5 $5 $5 $5 Non-Accruals 0.6% 0.4% 0.3% 0.0% Wt. Avg. Debt Portfolio Yield 5.9% 5.6% 5.6% 5.5% Leverage Ratio 1.2x 1.3x 1.4x 1.8x Credit Facility $175 Investment Portfolio $313 Other Assets2 $6 12/31/20 9/30/20 6/30/20 3/31/20 Net Investment Income1 $2.9 $3.0 $2.5 $3.7 Sub. Note Interest Payments by JV Partner: OCSL (87.5%) 1.8 1.8 1.9 2.1 Kemper (12.5%) 0.3 0.3 0.3 0.3 Total Interest Payments $2.0 $2.0 $2.2 $2.4 Excess Cash Flow Retained for Reinvestment $0.9 $1.1 $0.3 $0.9 ($ in millions; at fair value) 12/31/20 9/30/20 6/30/20 3/31/20 Subordinated Note (L+7.0%) $96 $96 $96 $92 Subordinated Note % Par 100% 100% 100% 96% 87.5% Equity Interest $29 $21 $14 $0 Total Kemper JV Investment $126 $117 $110 $92 ($ in millions; at fair value) Net Assets OCSL $125 (87.5%) Kemper $18 (12.5%) OCSL’s investments in the Kemper JV: Joint Venture Structure:

Opportunities to Increase Return on Equity As of December 31, 2020 1For senior secured loans that have a cost basis above 92.5%. 2Subject to borrowing base and other limitations. We believe OCSL is well-positioned to enhance return on equity 1 Rotate into higher-yielding, proprietary investments Operate within target leverage range of 0.85x-1.00x debt-to-equity Continued optimization of the Kemper JV $113 million at fair value ($114 million par value) of senior secured loans priced at or below LIBOR + 4.50%1 as of December 31, 2020 Opportunistically exited $35 million of lower yielding senior secured loans during the quarter ended December 31, 2020 $268 million of new investment commitments had a weighted average yield of 8.7% during the quarter ended December 31, 2020 0.73x total debt to equity; 0.70x net debt to equity $400 million of undrawn capacity under credit facility2 Would need to utilize approximately $190 million of additional borrowings to reach the mid-point of target leverage range (0.925x) 1.20x total debt to equity, slightly below target revised leverage range of 1.25x to 1.75x $50 million of undrawn capacity on senior revolving credit facility2 2 3

Capital Structure Overview ($ in millions) (As % of total funding sources) ($ in millions) Funding Sources and Key Highlights Funding Sources by Type Maturity Profile of Liabilities Committed Principal Outstanding Interest Rate Maturity Credit Facility $800 $400 LIBOR+2.00%1 2/25/2024 2025 Notes 300 300 3.500% 2/25/2025 Cash and Cash Equivalents - (24) - - Total $1,100 $676 As of December 31, 2020 Note:Numbers may not sum due to rounding. 1Interest rate spread can increase up to 2.75% depending on the senior coverage ratio and our Obligor’s Net Worth. Target leverage ratio: 0.85x to 1.00x debt to equity Diverse and flexible funding sources with no near-term debt maturities Unsecured debt represented 43% of principal outstanding Next scheduled maturity is in 2024 Expanded total commitments under the credit facility by $100 million to $800 million during the quarter ended December 31, 2020 Investment grade rated by Moody’s and Fitch

Funding and Liquidity Metrics Leverage Utilization Liquidity Rollforward 1Includes unfunded commitments ineligible to be drawn due to certain limitations in credit agreements. 2As of December 31, 2020, we have analyzed cash and cash equivalents, availability under our credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. 3/31/2020 6/30/2020 9/30/2020 12/31/2020 Credit Facility Committed $700 $700 $700 $800 Credit Facility Drawn (405) (467) (415) (400) Cash and Cash Equivalents 90 51 39 24 Total Liquidity 385 284 324 424 Total Unfunded Commitments (92) (155) (158) (198) Unavailable Unfunded Commitments1 31 79 64 48 Adjusted Liquidity $324 $208 $230 $274 ($ in millions) 3/31/2020 6/30/2020 9/30/2020 12/31/2020 Cash $90 $51 $39 $24 Net Assets $752 $859 $915 $965 Net Leverage 0.82x 0.83x 0.74x 0.70x Total Leverage 0.94x 0.89x 0.78x 0.73x ($ in millions) Ample liquidity to support funding needs2

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $276.4 $964.9 $1,241.3 Shares Outstanding 29.5 141.0 181.3 NAV Per Share $9.38 $6.85 $6.85 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of December 31, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.38 OCSL NAV Per Share $6.85 Exchange Ratio 1.37 ($ and share amounts in millions, except per share data)

OCSL & OCSI Comparison (At fair value, $ in thousands) Portfolio and Balance Sheet Metrics OCSL OCSI Combined Portfolio: Investments at Fair Value $1,712,324 $520,996 $2,233,321 Top 10 Investments1 (%) 23% 23% 20% Number of Portfolio Companies 115 78 143 First Lien (%) 60% 86% 66% Second Lien (%) 25% 4% 20% Unsecured (%) 3% - 2% Equity (%) 4% 0.4% 3% Joint Venture Interests (%) 7% 10% 8% Non-Accruals at Fair Value (% of debt portfolio) 0.0% 0.0%2 0.0%2 Debt Investment Overlap1 ($) $797,021 $293,020 Debt Investment Overlap1 (%) 52% 63% Balance Sheet: Total Assets $1,793,903 $552,523 $2,346,426 Cash and Cash Equivalents $24,234 $13,605 $37,839 Total Debt Outstanding3 $694,827 $252,757 $947,584 Net Assets $964,917 $276,441 $1,241,358 Total Debt to Equity Ratio 0.73x 0.91x 0.77x Net Debt to Equity Ratio 0.70x 0.87x 0.74x Unsecured Borrowings3 (%) 43% - 32% Weighted Average Interest Rate on Debt Outstanding 2.7% 2.6% 2.7% As of December 31, 2020 1Excludes investments in the Kemper JV and OCSI Glick JV LLC (the “Glick JV”). 2Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 10.2% of the debt portfolio at fair value as of December 31, 2020. 3Net of unamortized financing costs.

Portfolio Highlights ($ in thousands; at fair value) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Investments at Fair Value $1,712,324 $1,573,851 $1,561,153 $1,392,187 $1,467,627 Number of Portfolio Companies 115 113 119 128 106 Average Portfolio Company Debt Investment Size $16,200 $15,800 $14,600 $11,900 $15,300 Asset Class: First Lien 60.3% 62.3% 61.3% 62.3% 56.7% Second Lien 25.4% 21.7% 19.6% 19.7% 22.8% Unsecured Debt 3.1% 4.2% 7.2% 5.8% 4.8% Equity 3.8% 4.1% 4.7% 5.5% 6.7% Limited Partnership Interests 0.1% 0.2% 0.2% 0.2% 0.2% Kemper JV 7.3% 7.5% 7.0% 6.6% 8.8% Interest Rate Type for Debt Investments: % Floating-Rate 88.8% 88.3% 86.2% 90.6% 90.6% % Fixed-Rate 11.2% 11.7% 13.8% 9.4% 9.4% Yields: Weighted Average Yield on Debt Investments1 8.5% 8.3% 8.1% 8.0% 8.6% Cash Component of Weighted Average Yield on Debt Investments 7.2% 7.0% 6.9% 6.9% 7.8% Weighted Average Yield on Total Portfolio Investments2 8.0% 7.8% 7.6% 7.5% 7.9% Note:Numbers may not sum due to rounding. 1Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on debt investments in the Kemper JV. 2Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on debt investments in the Kemper JV.

Investment Activity ($ in thousands) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 New Investment Commitments $286,300 $148,500 $260,500 $272,900 $134,200 New Funded Investment Activity1 $241,500 $146,300 $198,500 $251,700 $136,200 Proceeds from Prepayments, Exits, Other Paydowns and Sales $160,700 $184,200 $127,800 $154,500 $97,000 Net New Investments2 $80,800 $(37,900) $70,700 $97,200 $39,200 New Investment Commitments in New Portfolio Companies 14 8 10 32 9 New Investment Commitments in Existing Portfolio Companies 7 3 8 8 3 Portfolio Company Exits 12 12 19 10 7 Weighted Average Yield at Cost on New Debt Investment Commitments 8.7% 10.6% 10.5% 7.9% 8.1% 1New funded investment activity includes drawdowns on existing revolver commitments. Includes $103 million of unsettled purchases as of December 31, 2020. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Financial Highlights 1See page 31 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Net of unamortized financing costs. ($ and number of shares in thousands, except per share amounts) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 GAAP Net Investment Income per Share $0.07 $0.17 $0.12 $0.16 $0.06 Adjusted Net Investment Income per Share1 $0.14 $0.17 $0.12 $0.12 $0.10 Net Realized and Unrealized Gains (Losses), Net of Taxes per Share $0.39 $0.33 $0.73 $(1.33) $0.04 Earnings (Loss) per Share $0.46 $0.50 $0.85 $(1.17) $0.10 Distributions per Share $0.110 $0.105 $0.095 $0.095 $0.095 NAV per Share $6.85 $6.49 $6.09 $5.34 $6.61 Weighted Average Shares Outstanding 140,961 140,961 140,961 140,961 140,961 Investment Portfolio (at Fair Value) $1,712,324 $1,573,851 $1,561,153 $1,392,187 $1,467,627 Cash and Cash Equivalents $24,234 $39,096 $50,728 $89,509 $21,527 Total Assets $1,793,903 $1,640,712 $1,647,567 $1,501,627 $1,516,600 Total Debt Outstanding2 $694,827 $709,315 $761,002 $698,686 $536,468 Net Assets $964,917 $914,879 $859,063 $752,224 $931,082 Total Debt to Equity Ratio 0.73x 0.78x 0.89x 0.94x 0.58x Net Debt to Equity Ratio 0.70x 0.74x 0.83x 0.82x 0.56x Weighted Average Interest Rate on Debt Outstanding 2.7% 2.7% 2.7% 3.1% 4.5%

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

Historical Statement of Operations ($ in thousands, except per share amounts) For the three months ended 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Interest income $31,633 $37,153 $30,112 $29,898 $28,405 PIK interest income 3,089 2,573 2,183 1,946 1,161 Fee income 3,352 3,571 1,827 2,050 1,071 Dividend income 130 302 281 277 323 Total investment income 38,204 43,599 34,403 34,171 30,960 Base management fee 6,541 6,005 5,988 5,295 5,607 Part I incentive fees 4,149 5,206 3,556 3,444 2,988 Part II incentive fees 9,540 - - (6,608) 1,051 Interest expense 6,095 6,133 6,406 7,215 6,535 Other operating expenses1 1,861 1,710 1,683 1,984 1,743 Total expenses 28,186 19,054 17,633 11,330 17,924 Reversal of fees waived - - - - 5,200 Net expenses 28,186 19,054 17,633 11,330 23,124 GAAP net investment income 10,018 24,545 16,770 22,841 7,836 Net realized and unrealized gains (losses) 55,771 45,915 103,393 (188,308) 6,167 Provision for income tax (expense) benefit (245) 157 68 1,705 (160) Net increase/decrease in net assets resulting from operations $65,544 $70,617 $120,231 $(165,467) $13,843 Adjusted net investment income2 $19,558 $24,545 $16,770 $16,233 $14,087 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses. 2See page 31 for a description of this non-GAAP measure and a reconciliation from net investment income to adjusted net investment income.

Reconciliation of Adjusted Net Investment Income ($ in thousands, except per share amounts) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 GAAP net investment income $10,018 $24,545 $16,770 $22,841 $7,836 Part II incentive fee (net of waivers) 9,540 - - (6,608) 6,251 Adjusted net investment income $19,558 $24,545 $16,770 $16,233 $14,087 Per share: GAAP net investment income $0.07 $0.17 $0.12 $0.16 $0.06 Part II incentive fee (net of waivers) 0.07 - - (0.05) 0.04 Adjusted net investment income $0.14 $0.17 $0.12 $0.12 $0.10 Notes: On a supplemental basis, the Company is disclosing adjusted net investment income and per share adjusted net investment income, each of which is a financial measure that is calculated and presented on a basis of methodology other than in accordance with U.S. GAAP (“non-GAAP”). Adjusted net investment income represents net investment income, excluding capital gains incentive fees ("Part II incentive fee"). The Company's management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The Company’s investment advisory agreement provides that a capital gains-based incentive fee is determined and paid annually with respect to realized capital gains (but not unrealized capital appreciation) to the extent such realized capital gains exceed realized capital losses and unrealized capital depreciation on a cumulative basis. Refer to Note 11 – Related Party Transactions in our Quarterly Report on Form 10-Q for further discussion. The Company believes that adjusted net investment income is a useful performance measure because it reflects the net investment income produced on the Company's investments during a period without giving effect to any changes in the value of such investments and any related capital gains incentive fees between periods. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation. Numbers may not sum due to rounding.

Contact: Michael Mosticchio, Investor Relations ocsl-ir@oaktreecapital.com